UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

BIOSITE INCORPORATED

(Name of Subject Company)

BIOSITE INCORPORATED

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, CA 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, CA 92121	San Diego, CA 92121
(858) 805-2000	(858) 550-6000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is the final transcript of an analyst conference call held Monday March 26, 2007 at 8:30 AM ET.

BECKMAN COULTER

Moderator: Robert Raynor
March 26, 2007
7:30 am CT

Operator:                                                                      Good morning. My name is (Dennis) and I will be your conference operator today. At this time, I would like to welcome everyone to the Beckman Coulter Web Cast and Conference Call to review the acquisition of Biosite. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2.

I will now turn the call over to Dr. Robert Raynor. Please go ahead doctor.

Robert Raynor:                                       Good morning. Welcome to Beckman Coulter’s Web Cast to discuss our proposed acquisition of Biosite Incorporated announced yesterday. You may access the slide presentation for this Web Cast at Beckman Coulter’s web site beckmancoulter.com.

Our call will be hosted by Scott Garrett, President and Chief Executive Officer of Beckman Coulter. Also present with us are Charlie Slacik, Beckman Coulter’s Chief Financial Officer. And joining us from Biosite are Ken Buechler, President and Chief Scientific Officer, and Chris Hibberd, Senior Vice President of Corporate Development.

During the call there will be forward looking statements on a number of subjects. They’re based on the company’s current expectations, forecasts and assumptions and are subject to a number of risks and uncertainties. Actual results could differ materially.

The press release and both companies’ SEC filings identify factors that could affect those results including each company’s most recent annual report on Form 10-K. I direct you to those documents.

And now with our prepared comments, here’s Scott.

Scott Garrett:                                                  Good morning and thanks for joining us. We’re pleased to be here today to discuss with you our agreement to acquire Biosite Incorporated which we announced yesterday.

This is an exciting transaction which adds significant capability, content and breadth to our organization. It positions us for continued profitable growth while offering some compelling near term economics.

I will talk first to the highlights of the transaction, introduce the two companies, their capabilities and positions and strengths, and then discuss why we feel the combination of these two organizations is compelling from a financial and strategic perspective.

So to begin, let’s review the transaction highlights. In terms of transaction particulars, Beckman Coulter has entered into a definitive merger agreement. Beckman Coulter proposes to acquire all outstanding shares of Biosite at $85 per share.

The transaction’s valued at about $1.55 billion and is expected to close in the second quarter subject to regulatory approval and customary conditions.

Financing has been fully committed by Morgan Stanley and Citigroup. Long term, the financing is likely to be a combination of convertible and term debt. The transaction is expected to be accretive to GAAP earnings in 2008.

Turning our attention to the high level rationale for Beckman Coulter’s acquisition of Biosite, several important outcomes of this transaction position our company for future growth and profitability.

First, the combined entity becomes the leading U.S. immunoassay company complementing Beckman Coulter’s leadership positions in U.S. chemistry and hematology.

Second, a unique organization with great potential is created by combining Biosite with Beckman Coulter. Biosite is the top developer of novel tests. It has literally set the standard for market and product development in our industry and is a natural fit with Beckman Coulter, the developer and manufacturer of the broadest most capable main lab instruments in the industry.

We have the installed base. They will bring new valuable tests, driving utilization and share expansion.

Third, particular synergies of note include extending product and geographic reach for the two companies. Beckman Coulter extends its reach into the adjacent near patient testing segment, while Biosite benefits from Beckman’s extensive international presence.

Fourth, due to Biosite’s growth profile and high margins, the transaction immediately accelerates revenue growth, improves our operating margins and is expected to be accretive to our GAAP earnings per share in 2008, based on straightforward cost and commercial synergies driven by the further leveraging of our global infrastructure.

Finally, we are confident that given our track record for excellence in acquisition integrations and our long-standing relationship with Biosite, we will fully realize the tremendous potential of this transaction.

Next, I will comment on how we view the combination of Beckman Coulter and Biosite beginning first with a brief overview of the two companies. Beckman Coulter is a global leader in biomedical testing operating in 130 countries and is focused on the hospital central laboratory.

We offer the broadest and most capable portfolio of laboratory instrument systems, each of which delivers a predictable recurring revenue stream based on sales of consumables, revenues from service and payments on operating type leases.

We are dedicated to improving patient health and reducing the cost of care by providing laboratories with greater productivity and new tests. We reported revenues of just over $2.5 billion in 2006 with about 76% characterized as recurring. This high percentage of recurring revenue provides a growing and reliable stream of earnings and cash flow.

As we have pointed out to investors in recent periods, the growth of our consumables, primarily test kits designed to run on our systems, is the single best indicator of the strength of our business.

We expect the Biosite acquisition to improve our overall revenue mix of consumables to instruments and further accelerate the growth of consumables both in the near term and in the future.

For those who may be unfamiliar, Biosite is an immunoassay company focused on near patient testing. The company established itself as a leader in new high value tests at the point of care. Its Triage® products are in more than 70% of U.S. hospitals.

Biosite has had a valued relationship with Beckman Coulter since 2003 focused on an automated version of the highly successful Biosite Triage BNP test.

Biosite grew its high margin recurring revenues to more than $300 million in 2006, almost all of which is attributed to consumables. They have grown at double digit rates over the past three years and their R&D is largely focused on the development of new, higher value proprietary tests.

In terms of the current and future product offering, Biosite’s current products are heavily weighted toward cardiovascular with approximately 80% of 2006 revenue derived from this disease category. Important cardiac assays and panels enable the diagnosis of a range of conditions including congestive heart failure, chest pain and heart attacks, pulmonary embolism and several more.

Biosite’s extensive pipeline includes products for assessment of acute kidney injury, sepsis, abdominal pain, acute coronary syndrome and many more. In nearly all of these areas, Biosite has propriety advantages.

While Beckman Coulter is truly a global company with greater than $1 billion of our revenue derived from markets outside of the U.S., our competitive position in the U.S. is our base of greatest strength. We enjoy number 1 positions in chemistry and hematology and through this transaction we extend our immuno-franchise to a leadership position as well.

Fundamentally, the transaction rationale is about the benefits of combining market access across all geographies and testing sites with high value tests. Both companies bring unique and valuable assets and capabilities that drive value.

What Beckman Coulter brings to the combination includes a broad and successful immunoassay business growing at three times market growth rates, complementary name lab presence through leadership positions in chemistry and hematology, a full range of main lab immunoassay instruments and work cells including the leading system in the highest volume segment of the immunoassay market, a very attractive segment growing at around 20% per year.

And in addition, we bring a scale advantage to international distribution, a strong cardiac franchise in the US and many highly differentiated tests in fertility and reproductive diagnostics.

What Biosite brings to the combination includes novel proprietary markers with more than 90 issued US patents; proven market development capabilities; a leading and growing presence in near term near patient testing venues such as emergency departments and physician office laboratories; a highly effective sales and marketing organization with a leading position in the US cardiac diagnostics market; and a talented team of Biosite employees and managers who have done a great job of building Biosite into a successful profitable market leading company.

With the addition of the Biosite Triage instrument, we are now able to extend our reach to the near patient testing venue both in and outside of hospitals. It is capable, small, easy to use and inexpensive — ideal for near patient testing. It also provides an outlet for market development and new tests making market introduction of these new tests free from the constraints of our existing installed base of immunoassay analyzers and immediately available to all customers in the market.

We have significant scale and great brand recognition outside the US that will confer significant advantage to the Biosite products.

While Biosite extends Beckman Coulter’s reach to several adjacent product segments, as you can see, Beckman Coulter likewise extends Biosite’s reach in international markets.

Beckman Coulter is large and capable in international commercial infrastructure and it will drive a more effective sales process for Biosite’s products.

We believe Biosite’s potential is just as attractive outside the US as within the US.

The Biosite pipeline addresses many important unmet needs in high cost disease states with proprietary new tests that will improve patient health and reduce the cost of care.

For example, every year it’s estimated that $17 billion is spent in the US treating sepsis alone. Fourteen billion dollars is spent every year on renal disease.

In cardiovascular, the largest of all, more than $400 billion is spent each year treating various forms of the disease. All of these disease states are targets within the Biosite pipeline.

Better tests, better assessment, better outcomes for patients and lower costs. We have a tremendous opportunity to create value for our shareholders by addressing these unmet needs.

The transaction is expected to be accretive to GAAP EPS in 2008. Our confidence is based on a few simple factors. The earnings from Biosite’s base businesses complemented by straightforward G&A savings and only a modest assumption for incremental sales growth driven by leveraging our global infrastructure will add up and easily exceed the costs of the acquisition consisting of interest on the new debt and amortization of intangibles.

Beckman Coulter has a proven track record of successfully integrating acquisitions which have led to increased value for shareholders including Hybritech, Sagian, Sanofi and Coulter in the late 1990s. And more recently we have made a number of acquisitions including Agencourt Bioscience, Diagnostic System Labs and Lumigen that all have provided additional content for our installed base of systems and have been readily integrated into Beckman Coulter.

In summary, this transaction creates the premier US immunoassay company. Particular synergies available for this unique combined organization include extending Beckman Coulter’s product reach and Biosite’s geographic reach.

Given Biosite’s growth profile and high margins, the transaction will immediately accelerate revenue growth, improve our operating margins and is expected to be accretive to GAAP earnings per share in 2008.

Finally, we are confident that given our track record and long relationship with Biosite, we will realize the tremendous potential of this transaction. This concludes our prepared comments. Now Charlie, (Ken), (Chris) and I will be happy to take your questions.

Operator:                                                                      At this time, I would like to remind everyone, in order to ask a question, please press star then the number 1 on your telephone keypad. We’ll pause for a moment to compile the Q&A roster.

And your first question will come from the line of Bruce Jackson with RBC Capital Markets.

Scott:                                                                                         Good morning Bruce.

Bruce Jackson:                                        Hi. I was hoping you could expand upon your - some of your international expansion. I mean Europe is generally considered to be an NT pro-BNP market. And you also have Roche out there with a handheld analyzer, the (Cobas H232).

I mean could you just expand a little bit more on your thoughts on your expansion internationally?

Scott Garrett:                                                  Sure. We have a pretty significant installed base of immunoassay analyzers outside the US. And we believe that once we’re - once we become a single company, we’ll be able to rapidly penetrate our installed base with Biosite BNP.

For example, in France, we’ve probably been clearly the leading company in placement of new analyzers every year for the last four or five years.

This whole installed base is just very much available for conversion to BNP. And I don’t believe that the conclusion has been made that pro-BNP is the choice outside the US.

I think BNP and pro-BNP if anything, have become alternatives. And neither appears to have a significant advantage clinically at least in the minds of physicians as being superior one way or the other.

Bruce Jackson:                                        Okay. And then just a housekeeping question, do you have an interest rate in mind for the new debt or interest expense assumption?

Charlie Slacik:                                              Yes Bruce, this is Charlie. As Scott mentioned in the (descrip), we plan to finance the project with a mix of converts and straight debt. With those two combined, that should give us probably an average rate of between 4-1/2% and 5%.

Bruce Jackson:                                        Okay and then finally, what’s your assumption for amortization?

Charlie Slacik:                                              You know, that’s something that obviously you can’t do until you close the acquisition and you have all the valuation work done. But I think an allocation to intangibles, somewhere in the 20% to 30% rate is probably a logical assumption at this point in time.

Bruce Jackson:                                        All right, thank you.

Scott Garrett:                                                  Thanks Bruce.

Operator:                                                                      Your next question comes from the line of Quintin Lai with Robert W. Baird.

Quintin Lai:                                                          Hi. Good morning. Congratulations on the deal.

Scott Garrett:                                                  Thank you Quintin.

Quintin Lai:                                                          Could you go a little bit into the process here? Was this a competitive bid or was this something that you’ve been working on with Biosite for a while?

Scott Garrett:                                                  As you can imagine, we’ve been talking to Biosite and working with Biosite for four years. And the idea of acquisition has been discussed on and off throughout that four year period.

We’ve for many reasons, feel that this is the right time to really act on what’s always been I think an attractive possibility for the two companies. And we really see the ability to compete more effectively together than as two separate companies with just a collaborative relationship.

Quintin Lai:                                                          Okay and then with respect to the purchase price, a little bit on the higher end of some of the acquisitions that have gone on, could you go a little through the rationale of that? I mean was it the growth potential that you see in Biosite or was it just simply how do you get to the accretion in ’08?

Scott Garrett:                                                  Well Quintin, as you know, we’ve been looking for sources of content, highly differentiated valuable content for a long time. We think Biosite is the most attractive company in the industry as a source of novel content.

We can see that - we can see our way clearly to accretion in 2008 without assuming any of the products in the pipeline come on to the market before 2009 or 2010.

So the economics are compelling for us. We think that we’re paying the right price and the right price for Biosite shareholders and the right price for Beckman Coulter shareholders.

Quintin Lai:                                                          And then the last question and I’ll jump back into queue. Could you remind us a little bit about the intracompany revenues between the two companies?

Scott Garrett:                                                  Well, the - you know, today, Beckman Coulter is a manufacturer for Biosite and those revenues for Beckman Coulter are relatively modest. The meaningful revenue is recognized by Biosite and we expect that to grow even more rapidly as a result of this combination.

Quintin Lai:                                                          Thank you.

Scott Garrett:                                                  Thanks, Quintin.

Operator:                                                                      Your next question comes from the line of David Lewis with Morgan Stanley.

Scott Garrett:                                                  Good morning, David.

David Lewis:                                                   Good morning. Either Charlie or Scott, this deal, obviously, the accretion seems to hinge to a certain extent on revenue accretion or your assumptions around revenue accretion for 2008. I wonder if you can give us a little more granularity there? I guess what I’m looking for is the magnitude of that revenue accretion we have to see in 2008 to make these accretion assumptions work. And maybe provide us with the split of where that accretion is going to come from between U.S. and OUS.

Scott Garrett:                                                  Well, I can tell you, David, that the assumptions for sales synergies are very modest. To get to accretion, we don’t need to perform any great miracles or great feats in the U.S. or in Europe.

But as I was mentioning to Bruce on the first question, we’ve got a big installed base outside the U.S. and in many of those markets, you know, there’s a clear opportunity to just ask for the order and run more of the Biosite BNP in those countries. You know, France is the most obvious example but to a similar extent, in many European countries, we have that opportunity.

In Asia, we’ll have a great opportunity to do more and there, the whole contest and development of the market is still in its infancy. So we’ve got a great opportunity to create and develop the market in Asia.

And then in the U.S., where our installed base continues to grow in immunoassay and we have four new work cells about to be introduced to the market, we think we’re going to be gaining share of placements in immunoassay in the U.S. and with each one of those placements, we create a significant advantage for the Biosite BNP if we’re displacing the (Abbott) analyzer, if we’re displacing Bayer analyzer, we’re going to get the BNP.

So we’ve got a great opportunity in front of us and we think we only need to kick up the revenue assumptions, a modest amount to be easily accretive in 2008.

David Lewis:                                                   Okay. And then Charlie, are you going to provide an update on what the implications are for back-half ’07 EPS?

Charlie Slacik:                                              Well, you know, there’s going to be, you know, a lot of charges, you know, relative toIP and R&D and things like that. So I think what we’d like to do is get the transaction closed in the next 40 to 60 days, use that time to tighten up the numbers. And then once we post - you know, got to post closing, get a little bit tighter on the estimate for ’07 as well as beef up our numbers for ’08 as well.

I think the only thing I’d add to Scott’s comment, David, on the revenues is that, as he said, we’ve only assumed a modest upside in terms of additional revenue both in the U.S. and outside. But we feel comfortable that we can get to a - that accretive state before we’ve even taken account of any opportunities for savings from distribution for the company’s products.

I think, as most people know, since Biosite is a really small company, they do all their distribution through third parties both in the U.S. and overseas. And as Scott mentioned, we have fairly significant infrastructure in place worldwide.

And so on top of just getting to the accretive state, we feel that once we can get our arms around the distribution of products, it’s that much more upside to the acquisition as well that we haven’t even baked into that ’08 accretion assumption.

Scott Garrett:                                                  So it’s a good old fashion synergy of taking the big company’s infrastructure and further leveraging it with the new company’s highly differentiated products.

David Lewis:                                                   The 2008 accretion does not assume any material change to the Fisher relationship in the U.S.?

Scott Garrett:                                                  That’s correct.

David Lewis:                                                   Okay. And then one last question, I think we have Ken in there, I wonder if Ken can give us a quick update in terms of, from a timing perspective, maybe this is for Ken or for Scott, where we should think about that pipeline and implications for 2009 of those four or five baskets of markers, which should be expecting first in terms of commercial opportunity?

Ken Buechler:                                             Yeah, David, good morning. No, as far as sepsis goes, we’re really on track with finishing the validation trial or actually starting it and finishing it this year. For sepsis as well as acute kidney injury, we plan to launch those products in the European Union also this year. So we’re very excited about that.

We’re going to do efficacy trials and demonstrate their effectiveness in Europe, getting us publication. As far as the United States launches for acute kidney injury and sepsis, we anticipate that to be in the ’08 timeframe most likely.

We’re also very heavily involved in our MIDAS trials as well as our Triage MPO trials for acute coronary syndrome; this is looking at MPO addition to the CardioProfilER®. Additionally with MPO on the CardioProfilER will be the MMX concept which, as you know, David, is a novel way to combine markers to give a single value; that single value calculated by an algorithm is much better in accuracy and helping physicians to diagnose these conditions.

Those trials are currently underway. We anticipate submitting an application to the FDA probably second quarter for the MPO product and, you know, we’re moving very quickly as well for European launch of MPO CardioProfilER and MMX.

David Lewis:                                                   Thanks, Ken. I’ll jump back in queue.

Operator:                                                                      Your next question comes from the line of Rick Wise with Bear Stearns.

Scott Garrett:                                                  Good morning, Rick.

(Mira Salova):                                             Good morning. It’s actually (Mira Salova) for Rick. Congratulations

Scott Garrett:                                                  Good morning, (Mira Salova).

(Mira Salova):                                             Hi. Congratulations, guys. And I think most of my questions have already been at least touched on. So I’m just going to ask a couple of quick ones; one of them is Biosite, when they talk about their pipeline, they have mentioned before that they saw these new tests being at least a little bit more challenging or more complicated, significantly more expensive to develop. Now is - from your perspective, do you anticipate any challenges with the new markers or is this - I mean how should we think about R&D expense and the timeframe for these new tests?

Scott Garrett:                                                  We have not assumed any change in the expected R&D expense at Biosite. We expect to fully fund for success all the exciting new products in the pipeline at the pace that Biosite already had in mind.

Certainly, there are additional costs based on the sophistication of these tests but we also find that the tests themselves are so compelling and so capable of reducing dramatically the cost of assessment and treatment of these important disease states that we’re very excited about them.

But (Mira Salova), we want to remind everybody that we have not baked any revenue from this - the new pipeline tests into our assumptions about 2008 accretion and we have assumed that we’ll continue to spend the R&D as planned by Biosite.

(Mira Salova):                                             Sure, thanks for the clarification. And then so any sense for the ’07 dilution from this deal?

Charlie Slacik:                                              (Mira Salova), it’s Charlie.

(Mira Salova):                                             Hi.

Charlie Slacik:                                              Yeah. I think right now, we - you know, we’ve just for our due diligence assume that the company is on track for accomplishing its existing guidance out there. On top of that, we’re going to have a bunch of other expenses and charges associated with the transaction.

So as I think I mentioned a couple of minutes ago, I think when David asked the question, I think we’ll try to do is in the next 60 to 90 days at the most, get all this pulled together once the transaction closes and come out with something a little more specific for ‘07. But I think for the time being, I think you can continue to model along the Biosite projections along the lines of what they’ve laid out.

(Mira Salova):                                             Okay. Thank you, guys.

Scott Garrett:                                                  Thank you.

(Mira Salova):                                             Good luck with the deal.

Scott Garrett:                                                  Thank you very much.

Operator:                                                                      Your next question comes from the line of Tycho Peterson with JP Morgan.

Tycho Peterson:                                Good morning.

Scott Garrett:                                                  Hi, Tycho.

Tycho Peterson:                                Thanks for taking the call. You know, you’ve talked a little bit about the revenue synergies here. I guess can you give us a sense of to the extent you think there are going to be some cost synergies? I mean, obviously, it sounds like R&D is not going to change. But to the extent there’s some low hanging fruit on the cost side, can you just talk to that point?

Scott Garrett:                                                  Certainly, the - all the costs associated with being a public company are very straightforward opportunities for cost reduction and we’ve assumed that we would quickly eliminate all those redundant costs.

We think that we’ll have an opportunity to make the commercial operations of the combined company a lot more effective and efficient but that doesn’t really mean headcount reduction so much as it means transitions from third party distributors and just better utilization of all the people that we have.

You know, the terms of the license for BNP limits the number of companies that can be promoting BNP in the various markets of the world. So up until the close of this transaction, the Beckman Coulter Sales Executives and Sales

Reps have been literally held out of the competition for BNP and we think they can add a lot of value and that’s an important operational synergy for us.

Tycho Peterson:                                Okay. And you commented that the Fisheragreement is - will remain in place. Can you just give us a sense of how that’s structured? I mean is there any risk here I guess for that relationship with…?

Scott Garrett:                                                  I’m not sure what you mean, risk in what way, Tycho?

Tycho Peterson:                                Well, I mean it’s just - is there I mean any risk that Thermo Fisher may push back given that they’re now competing with you in more product areas?

Scott Garrett:                                                  Well, we have an excellent relationship with Thermo Fisher and we believe that we can find a way for this to be a win/win for them as well. I think it’s unlikely that we’ll have any friction in this relationship, that we’ve always had a high regard for Thermo and even for Fisher before Thermo Fisher, and I don’t expect any difficulties in that situation.

Tycho Peterson:                                Okay. And then finally, can you just talk about the pricing environment for BNP and how we should think about -   we’ve kind of seen I guess low single-digit growth here over the past couple quarters and how we can think about potentially some pricing trends and growth? I guess if you want to try to take a stab at quantifying market growth, that would be helpful.

Scott Garrett:                                                  We have - we’re very confident that the pricing pressure on BNP is not going to be severe, that the pricing is pretty stable today, and it’s based largely on the fact that the market shares today are distributed according to the installed base positions of the four or five bigger competitors that have BNP and NT-proBNP.

So once you have the BNP running on an automated system, you’re really talking about competition, immunoassay system versus immunoassay system not BNP versus somebody else’s BNP or proBNP. Therefore, reason to believe that there’s good stability and reason to believe that we can grow our position in BNP as we grow our overall share of the installed base.

We expect that we’ll have growth in Europe as that market is opened up to the Beckman Coulter sales force and also in Asia as the development of the market and reimbursement is put in place for BNP in many of those key countries.

So don’t expect significant price pressures although we’re not being overly bold in our assumptions about pricing. We’ve had very conservative assumptions as we model this transaction for price of BNP.

Tycho Peterson:                                Okay. Thank you very much.

Scott Garrett:                                                  Thank you.

Operator:                                                                      Your next question comes from the line of Bruce Cranna with Leerink Swann.

(Carlos Llewelyn):                        Good morning, guys. This is (Carlos Llewelyn) for Bruce. A quick question on how you had mentioned that the (EU) launch would occur in the second half of ’07. I’m wondering if it will be launched in conjunction with another kidney injury (unintelligible) marker or as a stand alone.

Man:                                                                                            Alright. This - we had talked about NGAL being a stand alone product. Of course, as we have said many times, in all of these disease states we are looking at multiple markers.

In the case of acute kidney injury we’re very excited about the performance of NGAL to date so that will be a stand alone marker at this time.

(Carlos Llewelyn):                        Alright, thanks very much.

Man:                                                                                            Thank you.

Operator:                                                                      Your next question will come from the line of Jon Wood with Bank of America Securities.

(John Wood):                                              …good morning. Can you speak to the ability to deleverage, given the investment,   Beckman’s required to make in the operating leased portfolio over the next several years?

Charlie Slacik:                                              Sure, Jon. This is Charlie. Probably the best way to start on that is to point out the Biosite, with the acquisition; we expect to be accretive to cash flow going forward. It’s already a fairly - a very profitable company and creates a fair amount of cash.

When you throw in the synergies we’ve built in and if you think about those - the synergies in terms of sequence,   we’ll get the G&A synergies first of all and then those incremental sales that Scott talked about should start materializing in ’08, ’09 without a lot of incremental expenses.

So as we completed a lot of the change over of the STL, the OTL, we will continue to invest more in the balance sheet for that. But we still feel very comfortable that, given the reliability of the Beckman basis sales, we talk about that 76% of recurring revenue, we feel as a result of that, we feel comfortable that even though we are building our balance sheet for the OTL conversion that the visibility is there to get that cash flow from our base of business and when coupled with the existing Biosite cash flow (unintelligible) synergies, we feel we’ll be able to comfortably pay it back.

Granted, it’s not going to all be in one year, so we will take a fairly conservative balance sheet approach to this by terming out the debt. We don’t expect to get it all repaid in a couple of years. So we’ll take a fairly conservative long term approach to the financing.

(John Wood):                                              Okay. Charlie, you’re comfortable having upwards of $2.5 billion or so of debt on the balance sheet following the transaction?

Charlie Slacik:                                              Well, I’ve never worked with a company with a 60% debt to cap ratio before but I’ve never worked with a company that’s probably as reliable a source of revenue as we have with these two companies combined, as well. So, yeah, I am comfortable with that given the businesses that we own here.

(John Wood):                                              Thank you.

Operator:                                                                      Your next question will come from the line of Lee Brown with Merrill Lynch.

Lee Brown:                                                            Thank you.

Man:                                                                                            Hello, Lee.

Lee Brown:                                                            Good morning, everyone. Thanks for taking my call. I have a quick question on why you felt the need to come out so aggressively on the bid. Biosite’s got about $280 million of equity, a $1.55 billion offer seems a bit rich and, given the lack of details on amortization and cost synergies as well as sales acceleration, I think we’re just all struggling here with trying to understand it. I know that you have good strategic rationale. I do agree with you that there’s very good top line synergies but there’s been very scant details deep into this conference call to help us further understand the purchase price. So if you could help me with that, would be appreciated.

Scott Garrett:                                                  I think it’s actually pretty simple, Lee. We - we’re very confident that we’ll be accretive in ’08. It doesn’t take much more than the current run rate and expectations for Biosite’s earnings; probably on the order of $15 million or so in very straightforward G&A cost reductions and just a modest up-tick in the revenue line in the US and in international to get us to accretion in ’08. And that’s before we consider anything at all from the pipeline.

So we feel that we’re able to buy this company at an attractive price, given that it literally pays for itself without any assumptions for these future products. And we think those future products represent a tremendous opportunity to differentiate everything that we’re doing at Beckman Coulter and really bring higher value tasks to the market.

So I have a lot of confidence that this is a very reasonable deal for our shareholders, as Charlie said. It’s immediately accretive to cash flow. In other words, we’re going to generate more new cash than it takes us to service the new debt that we have. I think those are pretty simple concepts and I hope our investors understand how confident we are that this is going to work for us.

Lee Brown:                                                            You know, I couldn’t agree with you more in terms of opening up some therapeutic breadth and leveraging your infrastructure. I guess what we might all be struggling, which isn’t so straightforward, is the assumptions on good will, the magnitude of the charges and, therefore, in terms of your statement for GAAP EPS, which includes the amortization, trying to get comfortable with that number.

Scott Garrett:                                                  Right, of course, we don’t have exact numbers on amortization until we close. But Charlie’s given us some estimates this morning that I think should give you what you need to be able to model this pretty accurately in the intervening period. Charlie, you want to repeat that?

Charlie Slacik:                                              Yeah, you know if you just think about the roll out of the economics of this in terms of sequentially in ’08, you know, we’ll certainly see the G&A type expenses that Scott identified. Those are fairly reliable, straightforward expenses. But then as you roll from ’08 into ’09, any incremental sales we can achieve, especially globally when you think about the fact that we’re a 50/50 US, international company and Biosite’s only 15%, we feel very comfortable the fact that we can take all those incremental sales and realize them without any incremental SG&A infrastructure costs.

And then, at that point, we get to that accretion point, rolling out beyond there we can get the distribution savings that will occur in ’09 and beyond. And then, obviously, after that in ’09 and ’10, get to the new products as well.

Now, in terms of things like the purchase price costs if you think about the acquisition that’s about $1.6 billion and we have about $300 million of tangible assets, which leaves about $1.3 billion to allocate we have done our own internal work on that and we assume somewhere around - I think I mentioned earlier, 20 - between 20 and 30% of that purchase price will be assigned to the intangibles, that being the existing product line.

And I think if you take a reasonable allocation in amortization period for that, combine it with the interest rate I talked about before, we think that we have - what we have is basically a basket of acquisition costs that should total around $100 million. Now when you, basically, offset that against the incremental income from the company just in terms of looking at the other side of the equation, in ’08 I think if you just look at consensus out for the company right now you’re going to see that the projected pre-tax income for that period is going to be between $75 and $85 million.

And, based on the ’06 performance, I think you’ll probably conclude that’s not a stretch. Then when you add about $15 million of just basic G&A savings on top of that, you’re into the mid-$90’s already, or the $90’s, let’s say. And so that should help you solve to the equation in terms of being neutral to earnings, that being that the incremental sales needed to get there, I think as Scott pointed out, the best way you could characterize that relative to the sales base of $300 million, would be modest in order to get to close that gap to get to accretion.

Now once you’ve gotten to that point of equilibrium plus then you start looking at the upsides and thinking about value here. We haven’t even taken account of the fact that we’re paying a third party to distribute these products in the US with a fairly high cost and all the international sales come with third party costs to distribute those products.

When you tack that on to that accretive state already you get to a very attractive looking number and that, again, is before we even take account of the new product pipeline, which will come on top of that.

So I think what we’ve got here is a base business that generates enough income and cash flow together with our synergies, to pay for the acquisition and then the distribution savings and then the pipeline is all upside from there.

Scott Garrett:                                                  Yeah, we think we’re uniquely well positioned to take full advantage of all these opportunities as Charlie laid them out.

Lee Brown:                                                            Okay. Thank you for that. So just to summarize quickly, 20% to 30% of the $1.3 billion residual is going to intangibles and that combined with the incremental interest expense at an interest rate of 4-1/2% to 5% translates to about $100 million of incremental expenses. Is that correct?

Charlie Slacik:                                              That’s correct.

Lee Brown:                                                            Okay. I appreciate that.

Charlie Slacik:                                              I guess I could have given you a shorter answer.

Lee Brown:                                                            I missed some of those details (unintelligible). Just wanted to make sure I had all the facts straight. And then, lastly, and then I’ll get off here is why now? I think a lot of investors are starting to turn more positive on Beckman than they had been before, especially since you had annualized the accounting change, which had caused some confusion in the marketplace. You started building some momentum, starting in Q3 and I think people were looking forward to a clean ’07.

Man:                                                                                            Lee?

Lee Brown:                                                            Yeah?

Man:                                                                                            I think we’re going to have to move on. We’re - we have a couple more callers in the queue.

Lee Brown:                                                            Okay. I mean, bottom line is why now?

Scott Garrett:                                                  I think it’s the best possible time to do it. I mean the two companies have been talking about this for four years and we know that we’ve got tremendous opportunities and it’s time to get on and - get on with it and achieve all the value that we can together and not have to dance around each other in front of the customer the way we have for the last couple years.

Lee Brown:                                                            Sounds good, gentlemen. Thank you for your time.

Scott Garrett:                                                  Thank you, Lee.

Operator:                                                                      Your next question comes from the line of Bill Quirk with Piper Jaffray.

Bill Quirk:                                                                    Yeah, thanks. Good morning. A couple of quick questions here; first off, Scott, to follow up on Quintin’s question was this a competitive bidding situation for Biosite?

Scott Garrett:                                                  Yes, it was.

Bill Quirk:                                                                    It was, okay. And then, secondly, what is the penetration rate on your existing base of analyzers, US and OUS or if you just want to give us a worldwide number, that’s fine, with BNP?

Scott Garrett:                                                  We - we haven’t disclosed that at all and we think that it’s probably best that we not.

Bill Quirk:                                                                    Alright. Thank you.

Scott Garrett:                                                  You’re welcome.

Operator:                                                                      And this morning’s final question will come from the line of (Jeff Froelich) with (Lazar) Capital Market.

(Jeff Froelich):                                            Hi, good morning, guys.

Man:                                                                                            Hi, (Jeff).

(Jeff Froelich):                                            Hey, Scott, how would you characterize maybe expectations for growth from Biosite revenues as we look out into ’08? Would it be above or below Beckman’s corporate growth rate?

Scott Garrett:                                                  We think it’ll be - we’ve been guiding last year and this year at 7% to 9%...

(Jeff Froelich):                                            Right.

Scott Garrett:                                                  …and we believe that we can get a contribution from Biosite at the high end of that range.

(Jeff Froelich):                                            Okay. And then, second question, if I was to push really what drove the decision, was it more on the assay side of Biosite’s business and that opportunity or the opportunity for Beckman to gain new patient testing exposure?

Scott Garrett:                                                  You know, I’d say assay’s first but, very closely following that, is the ability to enter these adjacent markets that we’ve been looking for a way to get into for several years.

So these - it’s kind of a one, two punch where certainly the novel tests have to be the the crown jewels of Biosite.

(Jeff Froelich):                                            And should we also look for you guys to maybe invigorate your existing POL business with low end hematology and some rapid tests?

Scott Garrett:                                                  Well, we certainly continue to be the leaders in low end hematology and Biosite brings us not only the triage of instrument based products, but also some stand alone non-instrumented products, as well.

So, yes, that will contribute to our overall product line in the point of care business.

(Jeff Froelich):                                            Okay. Thanks, guys.

Scott Garrett:                                                  You’re welcome.

Operator:                                                                      Thank you very much, Dr. Raynor, please proceed.

Robert Raynor:                                       Thank you. Throughout the week we’ll be hosting a series of small group meetings for institutional investors. On Tuesday we’ll be in New York, Wednesday in Boston and on Thursday we’ll be in Chicago and Minneapolis. Also, on Friday we plan to be in Kansas City and San Francisco for individual meetings.

If you wish to attend one of these events in your area please call our investor relations office in California at 714-773-7620 to register and receive the meeting details.

We thank you for joining us today.

Operator:                                                                      Ladies and gentlemen, this does conclude the Beckman Coulter Web cast and conference call. You may now disconnect.

END